EXHIBIT 12.1

Group 1 Automotive, Inc.

Ratios of Earnings to Fixed Charges

(dollars in thousands, unaudited)

	For the six months ended,	For the year ended December 31,
	June 30, 2009	2008**	2007**	2006**	2005	2004
Earnings:
Pretax income	$30,665	$(77,176)	$100,440	$137,185	$109,064	$46,121
Add:
Fixed charges	42,166	109,069	108,265	96,366	75,433	60,906
Less:
Capitalized interest	(136)	(1,000)	(2,011)	(733)	(1,301)	(563)

Total Earnings	$72,695	$30,893	$206,694	$232,818	$183,196	$106,464

Fixed Charges:

Interest expense	$31,358	$83,160	$76,890	$64,542	$51,552	$40,035
Estimated interest within rent expense	10,672	24,909	29,364	31,091	22,580	20,308
Capitalized interest	136	1,000	2,011	733	1,301	563

Total Fixed Charges	$42,166	$109,069	$108,265	$96,366	$75,433	$60,906

Ratio of Earnings to Fixed Charges	1.7	0.3 *	1.9	2.4	2.4	1.7

*	Due to a shortfall of $78.2 million from losses incurred during 2008, the 2008 ratio of earnings to fixed charges was less than one-to-one coverage.
**	On January 1, 2009, the Company adopted Financial Accounting Standards Board Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that may be settled in Cash upon Conversion” (“APB 14-1”), which specifies the accounting for certain convertible debt instruments, including the Company’s 2.25% Convertible Senior Notes due 2036. These amounts have been updated from that previously disclosed in the Company’s 2008 Annual Report on Form 10-K for the retrospective application of APB 14-1 which affects the years ended December 31, 2008, 2007 and 2006.